Exhibit 99.1

Contact for Media and Investors:

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase.com Reports Fourth Quarter and Fiscal Year 2011

Unaudited Financial Results

(Beijing — February 16, 2012) — NetEase.com, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2011.

William Ding, Chief Executive Officer and Director of NetEase, stated, “2011 was a year of strong growth for our company. Providing our loyal and growing community of users with the highest quality content continues to fortify NetEase’s industry leadership. Our success was highlighted by a 32.0% increase in total revenues for 2011, driven by an increase in online game services revenue of 32.5%, followed by strong growth in our advertising services revenue of 25.6% for the year.”

“Our fast growing self-developed games Tianxia III and Ghost led our fourth quarter increase in online game services revenue of 4.4% quarter-over-quarter and 28.9% year-over-year. In October 2011, we launched our 3D MMORPG Tianxia III, a comprehensive upgrade that builds on the strong user base of its predecessor, Tianxia II. Tianxia III demonstrated dramatic growth in the fourth quarter, generating record revenue and user statistics.  In addition, following the launch of Ghost’s unlimited closed beta testing in April and full scale closed beta testing in September, it became one of the most popular 2.5D MMORPGs of 2011 in China, reaching record user statistics in the fourth quarter. Fantasy Westward Journey, Westward Journey Online II and Heroes of Tang Dynasty also delivered solid performances during the 2011 fourth quarter and full year. Both Fantasy Westward Journey and Westward Journey Online II reached their record high revenue in 2011, and these games, along with World of Warcraft®, a game licensed from Blizzard Entertainment, were the primary drivers of our growth in online game services revenue for 2011.”

“Our approach to technology innovation and product diversification to satisfy user demand is the core of our 2012 growth strategy. In the first half of 2012, we plan to enhance our portfolio of popular games with numerous expansion packs, including updates for Heroes of Tang Dynasty, Westward Journey Online II, Warsong of Westward Journey, New Fly For Fun and Legend of Fairy, as well as commence open beta testing for Ghost and Tianxia III.  We also have two new self-developed games in process that are scheduled for beta testing in mid-2012.”

Mr. Ding continued, “Internet advertising is rapidly increasing as a dominant media platform for advertisers in China. In 2011, revenue growth from our advertising services segment was consistently strong, led by the financial services, food and beverage products, and Internet services sectors. Seasonality and increased recognition by advertisers of our innovative content, service integration, and NetEase’s user appeal drove a 26.3% sequential increase and a 19.2% year-over-year increase in advertising services revenue for the fourth quarter of 2011.”

“We continue to evaluate the market and enhance our products and service offerings to meet the demands of a dynamic and competitive market.  As the No. 1 free email provider in China, registered email users grew to 450 million as of December 31, 2011, an increase of 4.7% over the third quarter. The number of micro-blogging users grew to 97.6 million users, an increase of 10.3% over the third quarter.”

Mr. Ding concluded, “We hold a long history of innovation and community in China’s Internet market. Our main priority for 2012 is to continue to satisfy the demand of Internet users by providing high quality and innovative products and services to the market.”

Fourth Quarter 2011 Financial Results

Revenues

Total revenues for the fourth quarter of 2011 were RMB2.1 billion (US$341.4 million), compared to RMB2.0 billion and RMB1.7 billion for the preceding quarter and the fourth quarter of 2010, respectively.

Revenues from online game services were RMB1.8 billion (US$291.3 million) for the fourth quarter of 2011, compared to RMB1.8 billion and RMB1.4 billion for the preceding quarter and the fourth quarter of 2010, respectively.

Revenues from advertising services were RMB278.5 million (US$44.2 million) for the fourth quarter of 2011, compared to RMB220.5 million and RMB233.7 million for the preceding quarter and the fourth quarter of 2010, respectively.

Revenues from wireless value-added services and others (“WVAS and others”) were RMB37.2 million (US$5.9 million) for the fourth quarter of 2011, compared to RMB31.3 million and RMB23.3 million for the preceding quarter and the fourth quarter of 2010, respectively.

Gross Profit

Gross profit for the fourth quarter of 2011 was RMB1.5 billion (US$230.9 million), compared to RMB1.3 billion and RMB1.1 billion for the preceding quarter and the fourth quarter of 2010, respectively. The quarter-over-quarter and year-over-year increases in gross profit were primarily attributable to increased revenues from both the online games and advertising services businesses, partially offset by increased cost of revenues, such as royalties and consultancy fees related to licensed games operations and increased staff-related costs.

The quarter-over-quarter and year-over-year increases in games revenues were primarily attributable to the increased revenues from the Company’s self-developed games, which were partially offset by a decline in revenue from Blizzard Entertainment’s World of Warcraft.

Tianxia III has performed well since its launch in October. Ghost, Fantasy Westward Journey and Westward Journey Online II also continued their strong performances in the fourth quarter, which was mainly attributable to enhanced game content from their latest expansion packs.  The quarter-over-quarter and year-over-year increases in advertising services revenue was primarily attributable to seasonality and the increasing appeal of the Company’s portal to users and advertisers, and improved portal and search traffic on the NetEase websites.

Gross Profit (Loss) Margin

Gross profit margin for the online games business for the fourth quarter of 2011 was 72.6%, compared to 71.5% and 71.8% for the preceding quarter and the fourth quarter of 2010, respectively.

Gross profit margin for the advertising business for the fourth quarter of 2011 was 54.5%, compared to 48.4% and 53.5% for the preceding quarter and the fourth quarter of 2010, respectively.  The quarter-over-quarter increase in gross profit margin was mainly due to economies of scale as advertising revenue increased in the fourth quarter without a corresponding increase in advertising related costs.

Gross profit margin for the WVAS and others business for the fourth quarter of 2011 was 2.2%, compared to gross loss margin of 13.2% and 19.7% for the preceding quarter and the fourth quarter of 2010, respectively.  The quarter over quarter and year-over-year improvements in gross profit margin are mainly due to increased revenues from the e-commence business and mailbox services.

Operating Expenses

Total operating expenses for the fourth quarter of 2011 were RMB529.0 million (US$84.0 million), compared to RMB408.2 million and RMB320.7 million for the preceding quarter and the fourth quarter of 2010, respectively. The quarter-over-quarter increase in operating expenses was primarily due to increased selling and marketing expenses, mainly resulting from increased marketing promotional activities for Tianxia III, World of Warcraft and Ghost, and increased research and development staff-related costs, as well as an impairment provision of RMB50.3 million (US$8.0 million) on the initial online game license fee of Blizzard Entertainment’s StarCraft II®.  The year-over-year increase in operating expenses was primarily due to increased selling and marketing expenses, staff-related costs and the aforementioned impairment provision in general and administrative expenses.

Net Profit

Net profit for the fourth quarter of 2011 totaled RMB898.6 million (US$142.8 million), compared to RMB825.8 million and RMB712.5 million for the preceding quarter and the fourth quarter of 2010, respectively.  During the fourth quarter of 2011, the Company reported a net foreign exchange loss of RMB36.4 million (US$5.8 million), compared to a net foreign exchange loss of RMB65.0 million and RMB36.4 million for the preceding quarter and the fourth quarter of 2010, respectively.

The quarter-over-quarter and year-over-year foreign exchange losses were mainly due to the exchange losses arising from the Company’s Euro-denominated bank deposit balances as of December 31, 2011 as the exchange rate of the Euro against the RMB fluctuated over the periods.

NetEase reported basic and diluted earnings per American depositary share (“ADS”) of US$1.09 each for the fourth quarter of 2011.  The Company reported basic and diluted earnings per ADS of US$1.00 each for the preceding quarter, and basic and diluted earnings per ADS of US$0.87 each for the fourth quarter of 2010.

Income Taxes

The Company recorded a net income tax charge of RMB122.6 million (US$19.5 million) for the fourth quarter of 2011, compared to RMB140.5 million and RMB83.2 million for the preceding quarter and for the fourth quarter of 2010, respectively.  The effective tax rate for the fourth quarter of 2011 was 11.8%, compared to 14.7% for the preceding quarter and 10.3% for the fourth quarter of 2010.

The Company’s various principal subsidiaries enjoyed the preferential enterprise income tax rate of 15% as High and New Technology Enterprises from 2008 to 2010. As these subsidiaries have recently renewed their qualifications as High and New Technology Enterprises, the preferential enterprise income tax rate will remain in effect for 2011 through 2013, subject to annual review by the relevant tax authorities in China.

Fiscal Year 2011 Financial Results

Revenues

Total revenues for fiscal year 2011 were RMB7.5 billion (US$1.2 billion), compared to RMB5.7 billion for the preceding fiscal year. Revenues from online games were RMB6.6 billion (US$1.0 billion) for fiscal year 2011, compared to RMB4.9 billion for the preceding fiscal year. Revenues from advertising services were RMB795.4 million (US$126.4 million) for fiscal year 2011, compared to RMB633.2 million for the preceding fiscal year.

Revenues from WVAS and others were RMB124.9 million (US$19.8 million) for fiscal year 2011, compared to RMB82.1 million for the preceding fiscal year.

Gross Profit

Gross profit for fiscal year 2011 was RMB4.9 billion (US$781.4 million), compared to RMB3.7 billion for the preceding fiscal year. The increase in gross profit for fiscal year 2011 was primarily driven by increased revenue, which was partially offset by increased cost of revenue from the online game and advertising service businesses.

The significant increase in online game services revenue in 2011 was principally attributable to the increased revenues from the Company’s self-developed games such as Ghost, Fantasy Westward Journey, Heroes of Tang Dynasty, Tianxia III and Westward Journey Online II for the reasons explained above, as well as increased revenue from games licensed from Blizzard Entertainment.

The increase in advertising services revenue in 2011 was attributable to a combination of factors, including the growing Chinese online advertising market and increasing appeal of the Company’s portal to users, which improved portal and search traffic on the NetEase websites.

Operating Expenses

Total operating expenses for fiscal year 2011 were RMB1.6 billion (US$253.4 million), compared to RMB1.2 billion for the preceding fiscal year. The increase in operating expenses in 2011 was primarily due to increased selling and marketing expenses comprising mainly marketing and promotional activities for Ghost, Heroes of Tang Dynasty, Blizzard Entertainment’s World of Warcraft and StarCraft II, and increased staff-related costs resulting from increased headcount in general and administration and research and development areas, as well as the impairment provision of an initial online game license fee as mentioned above.

Net Profit

Net profit for fiscal year 2011 totaled RMB3.2 billion (US$513.9 million), compared to RMB2.2 billion for the preceding fiscal year. For fiscal year 2011, the Company reported a net foreign exchange loss of RMB79.1 million (US$12.6 million), compared to a net foreign exchange loss of RMB89.5 million for the preceding fiscal year. The net foreign exchange losses for 2011 and 2010 were mainly due to exchange losses arising from the Company’s Euro-denominated bank deposit balances as the exchange rate of the Euro against the RMB fluctuated over these periods. NetEase reported basic and diluted earnings per ADS of US$3.93 and US$3.92 for fiscal year 2011, respectively.  The Company reported basic and diluted earnings per ADS of US$2.74 and US$2.72 for the preceding fiscal year, respectively.

Income Taxes

The Company recorded a net income tax charge of RMB392.8 million (US$62.4 million) and RMB344.4 million at an effective tax rate of 10.9% and 13.4% for fiscal years 2011 and 2010, respectively.

Other Information

As of December 31, 2011, the Company’s total cash and time deposit balance was RMB11.9 billion (US$1.9 billion), compared to RMB9.5 billion as of December 31, 2010.  Total held-to-maturity investments balance was RMB993.6 million (US$157.9 million) as of December 31, 2011 (there were no such investments as of December 31, 2010).  Cash flow generated from operating activities was RMB1.2 billion (US$197.6 million) for the fourth quarter of 2011, compared to RMB864.9 million and RMB901.5 million for the preceding quarter and the fourth quarter of 2010, respectively.

On December 1, 2011, the Company’s Board authorized a share repurchase program of up to US$50 million of the Company’s outstanding ADSs. No ADSs have been repurchased as of December 31, 2011. The share repurchase program will end on February 29, 2012.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader.  Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.2939 on the last trading day of 2011 (December 30, 2011) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.  No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 30, 2011, or at any other certain date.  The percentages stated are calculated based on RMB.

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary.  The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2011 is still in progress.  In addition, because an audit of the Company’s internal controls over financial reporting in connection with section 404 of the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of those internal controls as of the end of fiscal year 2011.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 8:00 p.m. Eastern Time on Wednesday, February 15, 2012 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, February 16, 2012).  NetEase’s management will be on the call to discuss the quarterly and annual results and answer questions.

Interested parties may participate in the conference call by dialing 1-877-941-4774 (international: 1-480-629-9760), 10-15 minutes prior to the initiation of the call.  A replay of the call will be available by dialing 1-800-406-7325 (international 1-303-590-3030), and entering passcode 4507729#.  The replay will be available through March 1, 2012.

This call will be webcast live and the replay will be available for 12 months.  Both will be available on NetEase’s Investor Relations website at http://ir.netease.com.

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China.  NetEase’s online communities and personalized premium services have established a large and stable user base for the NetEase websites, which are operated by its affiliates.  In particular, NetEase provides online game services to Internet users through the in-house development or licensing of massively multi-player online role-playing games, including Fantasy Westward Journey, Westward Journey Online II, Westward Journey Online III, Tianxia III, Heroes of Tang Dynasty, Datang and Ghost, as well as the licensed games, Blizzard Entertainment’s World of Warcraft and StarCraft II.

NetEase also offers online advertising on its websites, which enables advertisers to reach its substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified advertising services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet.  NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the web that are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services that the NetEase websites offer include instant messaging, online personal advertisements, matchmaking, alumni clubs and community forums. The Company believes that it is also the largest provider of free e-mail services in China.  Furthermore, the NetEase websites as well as its micro-blogging services provide various channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

*      *      *

Forward Looking Statements

This press release contains statements of a forward-looking nature.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to:  the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games such as Ghost and Legend of Fairy or expansion packs and other improvements to its existing games, including its current and planned expansion packs for Heroes of Tang Dynasty, Tianxia III, Westward Journey Online III, and Warsong of Westward Journey, do not become as popular as management anticipates; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that Shanghai EaseNet will not be able to continue operating World of Warcraft, StarCraft II or other games licensed by it for a period of time or permanently due to possible governmental actions or the risk that such games will not be popular with game players in China; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenue or cause revenue to decline; competition in the online advertising business and the risk that investments by NetEase in its content and services may not increase the appeal of the NetEase websites among Internet users or result in increased advertising revenue; the risk that NetEase may not be able to continuously develop new and creative online services, including its ability to maintain and enhance the popularity of its micro-blogging services; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission.  NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,	December 31,	December 31,
	2010	2011	2011
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalent	1,285,137	2,214,618	351,867
Time deposits	8,193,972	9,704,777	1,541,934
Restricted cash	140,599	318,684	50,634
Accounts receivable, net	256,335	230,047	36,551
Prepayments and other current assets	678,793	900,464	143,070
Held-to-maturity investments	—	993,606	157,868
Deferred tax assets	72,059	111,990	17,793
Total current assets	10,626,895	14,474,186	2,299,717

Non-current assets:
Property, equipment and software, net	755,778	848,469	134,808
Land use right, net	12,046	11,788	1,873
License right, net	144,637	48,962	7,779
Deferred tax assets	1,530	2,586	411
Other long-term assets	45,776	58,940	9,365
Total non-current assets	959,767	970,745	154,236
Total assets	11,586,662	15,444,931	2,453,953

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	130,558	134,217	21,325
Salary and welfare payables	181,973	244,398	38,831
Taxes payable	289,332	391,769	62,246
Deferred revenue	773,952	1,014,073	161,120
Accrued liabilities and other payables	452,412	498,120	79,143
Total current liabilities	1,828,227	2,282,577	362,665

Long-term payable:
Other long-term payable	33,342	63,890	10,151
Deferred tax liabilities	1,455	—	—
Total long-term payable	34,797	63,890	10,151

Total liabilities	1,863,024	2,346,467	372,816

Total NetEase.com, Inc.’s equity	9,740,811	13,126,701	2,085,623
Non-controlling interests	(17,173)	(28,237)	(4,486)
Total shareholders’ equity	9,723,638	13,098,464	2,081,137

Total liabilities and shareholders’ equity	11,586,662	15,444,931	2,453,953

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2011	2011	2011	2010	2011	2011
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Revenues:
Online game services	1,422,408	1,755,709	1,833,269	291,277	4,944,439	6,552,431	1,041,077
Advertising services	233,701	220,476	278,474	44,245	633,209	795,422	126,380
Wireless value-added services and others	23,301	31,300	37,249	5,918	82,141	124,898	19,844

Total revenues	1,679,410	2,007,485	2,148,992	341,440	5,659,789	7,472,751	1,187,301
Business taxes	(45,671)	(49,583)	(49,809)	(7,914)	(152,120)	(182,099)	(28,933)

Total net revenues	1,633,739	1,957,902	2,099,183	333,526	5,507,669	7,290,652	1,158,368

Total cost of revenues	(520,325)	(630,456)	(646,086)	(102,653)	(1,798,841)	(2,372,288)	(376,919)

Gross profit	1,113,414	1,327,446	1,453,097	230,873	3,708,828	4,918,364	781,449

Operating expenses:
Selling and marketing expenses	(180,789)	(225,282)	(280,680)	(44,596)	(656,976)	(849,205)	(134,925)
General and administrative expenses	(53,805)	(61,263)	(105,787)	(16,808)	(189,621)	(280,227)	(44,524)
Research and development expenses	(86,151)	(121,662)	(142,514)	(22,643)	(317,929)	(465,490)	(73,959)
Total operating expenses	(320,745)	(408,207)	(528,981)	(84,047)	(1,164,526)	(1,594,922)	(253,408)

Operating profit	792,669	919,239	924,116	146,826	2,544,302	3,323,442	528,041
Other income (expenses):
Investment income	76	3,693	9,954	1,582	290	14,128	2,245
Interest income	41,173	68,647	78,624	12,492	141,001	258,053	41,000
Exchange losses	(36,432)	(64,977)	(36,394)	(5,782)	(89,488)	(79,058)	(12,561)
Other, net	6,358	28,155	62,544	9,937	(19,634)	99,164	15,756

Net income before tax	803,844	954,757	1,038,844	165,055	2,576,471	3,615,729	574,481
Income tax	(83,182)	(140,499)	(122,621)	(19,482)	(344,446)	(392,756)	(62,402)

Net income	720,662	814,258	916,223	145,573	2,232,025	3,222,973	512,079
Net (income) loss attributable to non-controlling interests	(8,139)	11,498	(17,598)	(2,796)	3,747	11,291	1,794
Net income attributable to the NetEase.com, Inc.’s shareholders	712,523	825,756	898,625	142,777	2,235,772	3,234,264	513,873

Earnings per share, basic	0.22	0.25	0.27	0.04	0.69	0.99	0.16
Earnings per ADS, basic	5.48	6.32	6.86	1.09	17.22	24.76	3.93
Earnings per share, diluted	0.22	0.25	0.27	0.04	0.69	0.99	0.16
Earnings per ADS, diluted	5.45	6.30	6.85	1.09	17.14	24.68	3.92

Weighted average number of ordinary shares outstanding, basic	3,251,764	3,268,673	3,272,617	3,272,617	3,246,426	3,265,550	3,265,550
Weighted average number of ADS outstanding, basic	130,071	130,747	130,905	130,905	129,857	130,622	130,622
Weighted average number of ordinary shares outstanding, diluted	3,265,856	3,277,636	3,279,404	3,279,404	3,261,886	3,276,704	3,276,704
Weighted average number of ADS outstanding, diluted	130,634	131,105	131,176	131,176	130,475	131,068	131,068

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Quarter Ended				Year Ended
	December 31,	Septemer 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2011	2011	2011	2010	2011	2011
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	720,662	814,258	916,223	145,573	2,232,025	3,222,973	512,079
Depreciation and amortization	57,526	75,315	76,323	12,127	232,171	293,239	46,591
Impairment loss for license right	—	—	50,316	7,994	—	50,316	7,994
Share-based compensation cost	24,508	22,941	45,143	7,173	102,406	122,032	19,389
Allowance for (reversal of) provision for doubtful debts	1,466	6,206	(6,212)	(987)	(20,029)	416	66
Loss/(gain) on disposal of property, equipment and software	154	6	(35)	(6)	13,985	(74)	(12)
Unrealized exchange losses	33,960	67,314	41,263	6,556	100,219	76,262	12,117
Deferred income taxes	16,487	(22,665)	22,054	3,504	8,619	(42,442)	(6,743)
Net equity share of (gains)/losses from associated companies	(246)	633	1,010	160	(1,093)	1,195	190
Others	—	(3,308)	(9,272)	(1,473)	—	(12,580)	(1,999)
Changes in operating assets and liabilities:
Accounts receivable	(75,353)	(51,205)	6,603	1,049	(89,997)	10,800	1,716
Prepayments and other current assets	26,335	(343,763)	79,852	12,687	3,047	(83,490)	(13,265)
Accounts payable	39,519	29,222	14,477	2,300	(37,557)	22,710	3,608
Salary and welfare payables	88,448	38,150	48,575	7,718	52,480	62,425	9,918
Taxes payable	12,541	62,553	(2,706)	(430)	12,592	33,329	5,295
Deferred revenue	7,297	92,822	(3,777)	(600)	190,482	240,121	38,151
Accrued liabilities and other payables	(51,794)	76,458	(36,144)	(5,742)	55,604	75,716	12,031
Net cash provided by operating activities	901,510	864,937	1,243,693	197,603	2,854,954	4,072,948	647,126

Cash flows from investing activities:
Purchase of property, equipment and software	(63,199)	(61,411)	(171,422)	(27,236)	(297,980)	(410,120)	(65,162)
Proceeds from sale of property, equipment and software	121	170	43	7	359	263	42
Purchase of other intangible assets	—	—	(1,042)	(166)	—	(1,042)	(166)
Purchase of held-to-maturity investments	—	(423,163)	(407,863)	(64,803)	—	(1,001,026)	(159,047)
Proceeds from disposals of held-to-maturity investments	—	—	20,000	3,178	—	20,000	3,178
Purchase of license right	—	—	—	—	—	(39,300)	(6,244)
Transfer to restricted cash	(108,600)	(98,200)	(44,885)	(7,132)	(16,736)	(178,085)	(28,295)
Net change in time deposits with terms of three months	487,580	(438,342)	(125,205)	(19,893)	(338,570)	(318,937)	(50,674)
Placement/rollover of matured time deposits	(4,390,645)	(2,702,844)	(3,743,262)	(594,744)	(10,402,822)	(10,861,505)	(1,725,719)
Uplift of matured time deposits	2,799,112	2,941,207	3,497,811	555,746	8,443,805	9,598,470	1,525,043
Net change in other assets	(1,746)	(1,673)	4,681	744	(9,218)	(16,951)	(2,693)
Net cash used in investing activities	(1,277,377)	(784,256)	(971,144)	(154,299)	(2,621,162)	(3,208,233)	(509,737)

Cash flows from financing activities:
Capital contribution from non-controlling interests	16	—	—	—	16	226	36
Proceeds from employees exercising stock options	1	22,480	9,877	1,569	24,123	73,337	11,652
Payment of other long-term payable	—	—	(10)	(2)	—	(20)	(3)
Net cash provided by financing activities	17	22,480	9,867	1,567	24,139	73,543	11,685
Effect of exchange rate changes on cash held in foreign currencies	(3,123)	(4,124)	(11,327)	(1,800)	(14,084)	(8,777)	(1,395)
Net increase/(decrease) in cash	(378,973)	99,037	271,089	43,071	243,847	929,481	147,679
Cash, beginning of the period	1,664,110	1,844,492	1,943,529	308,796	1,041,290	1,285,137	204,188
Cash, end of the period	1,285,137	1,943,529	2,214,618	351,867	1,285,137	2,214,618	351,867

Supplemental disclosures of cash flow information:
Cash paid for income tax, net of tax refund	31,177	71,301	129,437	20,565	252,040	371,238	58,984
Supplemental schedule of non-cash investing and financing activities
Fixed asset purchases financed by accounts payable	146,523	63,254	37,614	5,976	146,523	37,614	5,976

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED SEGMENT INFORMATION

(in thousands)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2011	2011	2011	2010	2011	2011
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Revenues:
Online game services	1,422,408	1,755,709	1,833,269	291,277	4,944,439	6,552,431	1,041,077
Advertising services	233,701	220,476	278,474	44,245	633,209	795,422	126,380
Wireless value-added services and others	23,301	31,300	37,249	5,918	82,141	124,898	19,844
Total revenues	1,679,410	2,007,485	2,148,992	341,440	5,659,789	7,472,751	1,187,301

Business taxes:
Online game services	(22,772)	(27,704)	(23,161)	(3,680)	(89,937)	(103,824)	(16,496)
Advertising services	(22,329)	(21,040)	(25,850)	(4,107)	(60,551)	(75,349)	(11,972)
Wireless value-added services and others	(570)	(839)	(798)	(127)	(1,632)	(2,926)	(465)
Total business taxes	(45,671)	(49,583)	(49,809)	(7,914)	(152,120)	(182,099)	(28,933)

Net revenues:
Online game services	1,399,636	1,728,005	1,810,108	287,597	4,854,502	6,448,607	1,024,581
Advertising services	211,372	199,436	252,624	40,138	572,658	720,073	114,408
Wireless value-added services and others	22,731	30,461	36,451	5,791	80,509	121,972	19,379
Total net revenues	1,633,739	1,957,902	2,099,183	333,526	5,507,669	7,290,652	1,158,368

Cost of revenues:
Online game services	(394,764)	(493,025)	(495,506)	(78,728)	(1,378,018)	(1,859,176)	(295,393)
Advertising services	(98,354)	(102,958)	(114,949)	(18,264)	(312,921)	(380,201)	(60,408)
Wireless value-added services and others	(27,207)	(34,473)	(35,631)	(5,661)	(107,902)	(132,911)	(21,118)
Total cost of revenues	(520,325)	(630,456)	(646,086)	(102,653)	(1,798,841)	(2,372,288)	(376,919)

Gross profit (loss):
Online game services	1,004,872	1,234,980	1,314,602	208,869	3,476,484	4,589,431	729,188
Advertising services	113,018	96,478	137,675	21,874	259,737	339,872	54,000
Wireless value-added services and others	(4,476)	(4,012)	820	130	(27,393)	(10,939)	(1,739)
Total gross profit	1,113,414	1,327,446	1,453,097	230,873	3,708,828	4,918,364	781,449

Gross profit (loss) margin:
Online game services	71.8%	71.5%	72.6%	72.6%	71.6%	71.2%	71.2%
Advertising services	53.5%	48.4%	54.5%	54.5%	45.4%	47.2%	47.2%
Wireless value-added services and others	(19.7)%	(13.2)%	2.2%	2.2%	(34.0)%	(9.0)%	(9.0)%

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.2939 on the last trading day of 2011 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:	Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of operations is set out as follows (in thousands):

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2011	2011	2011	2010	2011	2011
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	8,081	11,121	21,030	3,341	37,342	57,318	9,107
Operating expenses
- Selling and marketing expenses	1,869	1,989	3,897	619	8,123	11,357	1,804
- General and administrative expenses	7,915	3,514	7,661	1,217	31,580	17,897	2,844
- Research and development expenses	6,643	6,317	12,555	1,996	25,361	35,460	5,634

Note 3:

In the fourth quarter of 2010, management of the Company decided to allocate facility costs comprising of office and staff quarter rentals and management fees, building amortization and miscellaneous utility costs previously recorded under general and administration to the respective functions based on headcount under cost of revenue, selling and marketing, research and development and general and administration.  The change was implemented to better reflect staff-related operating cost.  Reclassifications have been made to cost of revenue and operating expense amounts in the condensed consolidated statements of operations and segment information for the relevant prior period in order to conform to the current period’s presentation.  There is no change to the condensed consolidated balance sheets and the condensed consolidated statements of cash flows.